UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2022

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on leniency agreements

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Rio de Janeiro, November 01, 2022 - Petróleo Brasileiro S.A. – Petrobras informs that it received, over the last quarter, the devolution of about R$ 439 million, recovered through leniency agreements with Camargo Corrêa, Novonor S.A. (formerly known as Odebrecht S.A.) and SBM, as well as Pedro Barusco's collaboration agreement.

With these devolutions, the total amount of funds transferred to Petrobras' coffers (including subsidiaries), as a result of collaboration, leniency, and repatriation agreements, exceeded R$ 6.7 billion.

In October, Camargo Corrêa returned R$ 235.6 million to Petrobras and another R$ 6.9 million to Transpetro, a subsidiary of the Company contemplated in the same leniency agreement, in addition to R$ 88 million already received previously, which represent some of the portions of the total amount to be returned.

Novonor S.A., in turn, paid R$ 71.3 million to Petrobras and another R$ 728 thousand to Transpetro, representing part of the total amount to be returned, which is to be paid in 22 (twenty-two) annual installments.

The leniency agreements with Camargo Corrêa and Novonor were signed with the Federal Prosecutor's Office (MPF), as well as with the Office of the Comptroller General (CGU) and the Federal Attorney General's Office (AGU).

SBM returned to Petrobras R$ 113.7 million between August and October 2022. Approximately R$ 48.7 million were paid directly to the Company and another R$ 64.9 million were deducted from payments owed by Petrobras to SBM as a result of contracts in force for the chartering of platforms and provision of services. SBM's leniency agreement was entered into in 2018 with Petrobras, in addition to CGU and AGU. Excluding the amounts reimbursed in this last quarter, approximately R$ 1.1 billion have already been returned by SBM to Petrobras as a result of the agreement.

The compensation arises from Petrobras being a victim in the crimes investigated in Car Wash Operation. The Company has adopted the appropriate measures in search of adequate compensation for the losses that were caused. Petrobras is a co-defendant of the Federal Prosecutor's Office and the Federal Government in 32 ongoing administrative improbity actions, in addition to being an assistant prosecutor in 90 criminal actions related to the crimes investigated by Car Wash Operation.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valladares 28 – 19th floor – 20031-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 01, 2022

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer